                                                                 EXHIBIT 99.C

                                                  description: - Supplement C

COVER:
Cotter & Company 1995 Annual Report

[Picture of Cotter & Company's old headquarters and new headquarters]

PAGE 1:
"I will go anywhere as long as it is forward." David Livingstone
1995 saw True Value as a company
on the move. Moving forward...
and moving ahead. We made
great advances in all areas, from
our products to our programs.
Now, as we head toward the 21st
century, we are ready to not only
face the future, but lead the way.

[Picture of Cotter & Company's new headquarters]

PAGE 2&3:
To Our Members:
We believe the measure of a company's success in any given period has two components. One is actual performance, as measured against financial and service goals; the other is how well the company prepared for the year and years ahead.
By both those standards, 1995 was one of the most successful years in the history of Cotter & Company.
Not every goal was met; sales have been soft throughout our industry, with the weather having a big impact, and your company showed a decline in gross sales. However, by lowering our warehouse prices and eliminating non-profitable segments of our business, we voluntarily gave up $155 million in sales, or we would have shown an increase comparable to most in our industry.
Our list of major accomplishments for 1995 is long, indeed:
- We positioned all True Value Members and Cotter & Company for a great future in the hardware/home center industry
- Substantially reduced everyday warehouse pricing on more than 13,000 items
- Added 6,000-plus SKUs, primarily national branded items, in hardware and lumber/building materials
-       Filled orders with the highest service level ever
- Introduced the most far-reaching growth program in our industry with the highly successful start of trueAdvantage
- Successfully delivered a new statement to replace the cumbersome and time-consuming Listment
- Developed the best communications with Members ever through the Marketing, Merchandising and Corporate Advisors
- Started the biggest ad initiative in company history with the NFL sponsorship
-       Moved your National Headquarters to serve you better
-       And while doing all this, and more, reduced operating expenses.
We take special pride--as should all committed Members--in the extraordinary acceptance of the new trueAdvantage program because of the impact it will have on the market position of True Value stores in the years ahead. At year-end, 1,014 Members have committed to the trueAdvantage program, and 188 applicants have received final approval by the trueAdvantage committee at National Headquarters. Like every successful program at Cotter & Company, trueAdvantage involves teamwork of all departments and Members.
Total company sales were $2.44 billion for 1995, down 5.3%, or $137 million, from the previous year. However, we "gave away" roughly $155 million in sales when we sold the variety division and General Power and canceled nearly 400 under-performing Members. Additionally, we reduced the prices you paid on more than 13,000 SKUs, giving up millions of dollars that you could use all year long instead of getting it in your patronage dividend check.
The company's total payout in patronage dividends is approximately the same as the year before, over $60.1 million. However, with V&S and under-performing Members now gone, only 5,700 stores will get the lion's share of this refund, instead of the 7,100 a year earlier. The average patronage dividend of active Members is up.
Your company's manufacturing operations have changed dramatically, with the sale of General Power, and the combining of the paint and brush manufacturing divisions to achieve greater operating efficiencies. Paint sales were down about 1%, primarily because of poor weather conditions, and our experience was no different from that of our competitors. Brush sales were up 4.4%. Patronage dividends from the two product categories were consistent with previous years. Your company's growing presence in international markets continues, and in 1995 we opened the True Value International Division Headquarters and Consolidation Center in Peachtree City, Georgia, to enhance our capability of growth through outstanding service. As always in international operations, business is never equally good everywhere. Right now opportunities in Mexico are limited, but the fastest growing markets, like the Far East and Eastern Europe, are doing extremely well. At the end of 1995, we served 150 stores in 40 foreign countries and U.S. territories, not including Canada.
Cotter Canada still operates in a troubled national economy, and sales in the second half of the year were not as strong as in the first six months. Nevertheless, Cotter Canada finished with sales up 5.4%, to $135 million (Canadian), and membership grew to 450 stores at year-end. Most of the new Members were True Value Hardware stores.
Before we close, we'd like to add just a few words about your company's move to its new headquarters. The benefits are great: it will be uplifting for employee spirits, increase productivity, give workers more pride in their company and their job--and it will reduce operating expenses. Your company will serve you better!
This past year, a year of the greatest change in the proud history of your company, was successful because of the understanding and cooperation of Members, and the loyalty and support of all the management, staff and employees of Cotter & Company. We thank you all, from the bottom of our hearts.

Jerrald T. Kabelin
Chairman of the Board

Daniel A. Cotter
President and Chief Executive Officer

[Graph showing operating expenses as a percent of sales]

CAPTION 2A:
Operating Expenses as a Percent of Sales

[Picture of Chairman of the Board and President]

CAPTION 2B:
Jerry Kabelin, Chairman of the Board
Dan Cotter, President and Chief Executive Officer

[Graph showing total member returns]

CAPTION 3A:
Total Member Returns (in millions)

PAGE 4&5:
trueAdvantage
The kickoff of Cotter & Company's trueAdvantage program at the 1995 Spring Market marked a new point in programs for independent retail hardware stores. This voluntary program was the first ever developed to meet the wants and needs of the customer coming into hardware stores rather than to satisfy the desires of the wholesaler presenting the program.
Each of the twelve "standards" of the trueAdvantage program are aimed at customers. Included are state-of-the-art, high-tech standards like in-store computerization and participation in the Cotter Satellite Network and "low-tech" essentials like well-trained salespeople. More than a year of research and development with stores participating in Cotter & Company's Strategy 21 study preceded the roll out of trueAdvantage. Commitments to the program at the Spring Market where it was introduced were beyond even the most optimistic projections. By August the first qualifying Members were approved and eligible for benefits of being trueAdvantage Members: free retail marketing and operating analyses, below market-rate business improvement financing and a 5% year-end discount on increases in their warehouse purchases.
At year-end, 1,014 stores have committed to the and 188 applicants have received final approval from National Headquarters.

[Picture of customer checking out of True Value store.]

CAPTION 4A:
All trueAdvantage Members follow a "True Help" return policy. Not only does it build good will, it strengthens customer confidence and creates a positive image for all True Value stores.

[Picture of a contractor with True Value merchandise]

CAPTION 4B:
 "When I go to a True Value store, there are professionals there who understand that I'm a professional, too, and I can't afford to waste time."
Tom Victor
True Value customer
since 1978

[Picture of the front of a True Value store]

CAPTION 5A:
An attractive storefront, with good True Value identification, welcomes the customer to a familiar shopping experience, and this is more important than ever in today's highly mobile society.

[Picture of a product sold by True Value in the 1950's]

CAPTION 5B:
The True Value logo, shown here on razor blades from the 1950s, has been known and trusted for two generations. Cotter & Company acquired the True Value name from Hibbard, Spencer, Bartlett in 1963 for a mere $2,500.

[Picture of a customer leaving a True Value store]

CAPTION 5C:
Nothing makes as strong a statement about a retailer's desire to give customers what they want as store hours that meet their needs. trueAdvantage Members all operate with store hours comparable to their major competitors, so customers can shop when it is convenient for them.

[Graphics promoting True Advantage]

CAPTION 5D:
Because customers respond to in-store ads and a controlled music ambience, all trueAdvantage stores will be connected to, and operate at all times, Cotter & Company's Communications Satellite Network. CSN also provides internal marketing and merchandising updates, instant message delivery service and regularly scheduled presentations from the trueAdvantage training library.

PAGE 6&7:
Marketing
The industry leader in advertising since the firm was founded in 1948, Cotter & Company took its marketing to new heights in 1995 with the kickoff of its NFL(TM) sponsorship program.

Months later, another milestone was reached, when agreements were signed making True Value the official hardware store of Major League Baseball(R) for three years, starting with opening day extravaganzas in 1996. Funding for NFL and MLB programs comes from key manufacturers, who have special programs for such unique ad projects so there is no affect on the price Members pay for their merchandise.
Now True Value has an unmatched year-round sports sponsorship program.
The strong tie between True Value stores and the American Red Cross in 1995 demonstrated at the local level True Value's commitment as an "activist" in serving communities all over the nation.
During 1995, a refocusing of the product selection process has brought major improvements to direct mail advertising, with research on what actually is selling in Member stores leading the way. Special emphasis on items that are already included in the basic planograms of core departments reduce the amount of "special" merchandise Members must buy to support direct mail.

[Picture of an Advertising Insert]

CAPTION 6A:
In 1995, advertising inserts in major newspapers all over the country were extremely successful, leading Members to look forward eagerly to continuation and expansion of this program in 1996.

[Graphics of True Value Advertising]

CAPTION 6B:
trueAdvantage Members support True Value advertising, using direct mail circulars and backing national newspaper and "bargain of the month" promotions. Their customers know advertised items will be available.

[True Value customer reading a True Value Advertisement]

CAPTION 6C:
"My whole family looks through the True Value ads at our house. Their prices are always low but we love finding even better bargains."
Martha Jacobs
True Value customer
since 1981

[Pictures from True Value Television Advertisements]

CAPTION 7A:
True Value television advertising created memorable moments for millions of viewers, ranging from dogs to professional athletes, from a crashing-through-the-roof Santa to football officials who know the rules on where to get basic hardware bargains!

[Graphics of Country Showdown]

CAPTION 7B:
Nationwide talent contests for new stars in America's most popular music style spread the True Value name across the country.

[Graphics for the American Red Cross]

CAPTION 7C:
True Value's support for the American Red Cross proves "Help Is Just Around the Corner" is truth, not just a slogan.

[Picture of a television set from 1969]

CAPTION 7D:
This console television set is similar to the ones used back in 1969, when thousands of viewers in the Green Bay, Wisconsin, area were exposed to the first True Value TV commercials.

[Picture from an NFL football game]

CAPTION 7E:
Sports fans, people who score high in hardware purchases, learned to look for True Value advertising as they watched NFL football this past fall.

[Picture from a Major League Baseball game]

CAPTION 7F:
Major League Baseball will be a prime stage for True Value advertising through much of 1996.

Our Products
True Value Members will remember 1995 as a year that saw great progress in improved merchandising, with the best product selection ever accompanied by the best pricing in company history.
Some 6,000 SKUs were added to warehouse stock, and most of these were national branded items that met Member needs in core hardware and building materials areas. At the same time, private label offerings were improved in quality and in price, through re-evaluation of whether each private label product offered a significant price or competitive advantage over national brand products and a review of every private label supplier.
By year end, 1,500 items were included in the Pinpoint Pricing program, more than double the number a year earlier. Pinpoint Pricing, along with stronger negotiations of prices with suppliers and reduced markups taken by Cotter & Company, saved True Value stores millions of dollars in merchandise costs in 1995.
When Cotter & Company sold its outdoor power equipment manufacturing business, True Value stores wound up with a stronger line of mowers and related products at a lower price because of higher technology and greater product development opportunities. One of the most important benefits of the overall teamwork throughout Cotter & Company--teamwork by merchandising, management information and distribution managers and staff--is the continued improvement in service levels, now the best in the industry.

[Graphics promoting Pinpoint Pricing]

CAPTION 8A:
Pinpoint Pricing meets the everyday needs of customers who focus on value, so all trueAdvantage Members identify and promote these 1,500-plus price-sensitive items. The result is a better image for all True Value stores, and more repeat customers.

[Picture of merchandise sold at True Value stores]

CAPTION 8B:
National brand names are an important part of the product mix at every True Value store, giving knowledgeable sales personnel an opportunity to meet the needs of every customer, from the most quality-conscious professional to the budget-oriented do-it-yourselfer.

[Picture of a can of paint from 1964]

CAPTION 9A:
Customers recognize that private label paint in True Value stores offers the very essence of "value"--high quality and low price. This can holds paint sold in True Value stores in 1964, 12 years before Tru-Test manufacturing opened its Cary factory.

[Picture of a True Value Marketing Advisor]

CAPTION 9B:
It's quick, easy to use and reliable information that lets True Value stores capitalize on the great prices and buying opportunities available... information they get monthly from the Merchandising, Marketing, and Corporate Advisors.
They used this information to save millions of dollars in 1995 as a result of reduced regular warehouse prices on thousands of items.

[A Graph showing the service levels for shipments to the True
 Value stores]

CAPTION 9C:
The adage "you can't do business from an empty wagon" was never truer than with today's busy customers, who expect stores to have what they want, when they want it. Improving service levels year after year has provided a major competitive edge for True Value stores.

[A picture of a customer holding plumbing merchandise]

CAPTION 9D:
 "If I'm looking for a tool, I want choices in brands,in quality and in price. That's what I get at my True Value store."
Marty Lindberg
True Value customer
since 1975

PAGE 10&11:
Merchandising
Programs
Continuing as the most successful program in the recent history of True Value stores is Just Ask Rental, which soared another 50% in 1995. With 250 stores now open and operating, 30 awaiting the arrival of equipment and merchandise and another 40 stores starting the training process, Just Ask Rental is now the second-largest rental chain in the nation.
Opening stock orders for 1995 start-ups rose 37% over the year before, but the most telling indication of the value of Just Ask Rental is the advantage it gives True Value stores in the most competitive retailing climate in history. Similar success is being shown by The Paint Shop, an advanced merchandising concept for paint and decorating products. With only a handful of test sites in operation at the end of 1994, there were 135 Paint Shops operating at the end of 1995. The Paint Shop is a "store within a store" giving increased sales and turnover through disciplined merchandising. Participants reported a 27% sales increase in these products in 1995.
An expanded and improved planogram program saw 325 planograms offered in seven departmental books in 1995. Just over 15,000 of these books were distributed to True Value stores. Another 200 promotional end cap planograms were distributed to thousands of stores.

[A picture showing equipment for rent at True Value]

CAPTION 10A:
While the rental business is profitable in itself, Just Ask Rental stores find their profits are being leveraged by the add-on sales that accompany the rentals themselves.

[A picture of a True Value customer and his purchases]

CAPTION 10B:
 "My True Value store has more than just products. They've got a completely programmed approach to meeting all my needs, from rentals to credit to one-stop shopping."
Tim O'Holleran
True Value customer
since 1974

[A picture of a True Value customer inside the store]

CAPTION 11A:
Planograms play a vital role in building store success by helping the customer find what he needs. All True Value planograms are offered in various sizes and configurations to help different sizes and types of stores increase turnover and reduce lost sales because of out-of-stock conditions.

[A picture of a LawnChief lawn mower]

CAPTION 11B:
Always seeking improvement, True Value has moved from manufacturing mowers-like this 1971 model, built the year Cotter & Company opened the Lawn Chief factory--to joining with MTD to offer the best Lawn Chief mowers in history.

[A Graphics promoting True Advantage]

CAPTION 11C:
trueAdvantage Members feature basic assortments-and use planograms--for six primary core departments and selected categories in two others.

[A customer & True Value employee in the stores paint shop]

CAPTION 11D:
The Paint Shop grew from virtually zero to 135 in 1995, and by year-end 1996 there will be four times that many. Complete with factory-trained experts and the Tru-Test(R) Color Computer Matching System, Paint Shops will help paint a colorful picture for the future of True Value.

PAGE 12&13:
Distribution and Technology
Today it is difficult to separate technology and distribution. One of the greatest accomplishments of 1995 in these two areas was installation of the major components of the Advanced Distribution System at the Corsicana Distribution Center. ADS benefits Members with improved shipping accuracy, which ultimately can eliminate check in of shipments at stores.
ADS gives Cotter & Company an advantage in operational efficiency and serving Members, and roll out will begin in additional distribution centers in 1996. Information Services also replaced the Listment with the new easier-to-use statement, developed new and expanded features for both Tru-Trac and Triad systems and installed Just Ask Rental on both Tru-Trac and Triad platforms. Tru-Trac grew by 15%, and today more than 2,500 True Value stores are computerized. MIS helped develop Electronic Data Interchange connections with more than 1,700 vendors. Orders for 85% of all items are now placed by EDI. Productivity has increased in distribution centers and transportation, saving Members more than $3 million in 1995. Reworking truck routes after the sale of the V&S division was an important factor, as tractors now run 10% fewer miles pulling heavier loads.

[a graphics highlighting True Value's modern computer system]

CAPTION 12A;
Today's customers expect greater check-out speed and accuracy and inventory control that keeps the products they want in stock, so trueAdvantage Members all have modern retail computer systems.

[a picture inside of Cotter & Company's computer room]

CAPTION 12B;
Computers are no longer unique or glamorous in the 90s, but the incredible computer system at Cotter & Company national headquarters is the base on which the entire chain of True Value stores builds its worldwide reputation for customer satisfaction.

[a picture of a True Value customer with garden merchandise]

CAPTION 13A;
 "I don't know how they do it, but my True Value store always has what I need when I need it!"
Aida Aguado
True Value customer
since 1990

[A picture of a Cash Register]

CAPTION 13B;
Less than a generation ago, cash registers like these were in every True Value store, but then less sophisticated customers had fewer shopping choices and were easier to satisfy.

[A picture of a bar code scanner]

CAPTION 13C;
Cotter & Company's new Advanced Distribution System uses the most modern technology, like this laser scanner, to speed shipments with near-perfect accuracy.

[A picture of a True Value truck]

CAPTION 13D;
Re-identification of the truck fleet is more than half complete, with larger True Value logos and manufacturer advertisements on trailer sides, and rear doors featuring signs about promotions.

PAGE 14&15:
Retail Development
Developing and implementing the trueAdvantage program may have been the biggest 1995 accomplishment in the area of Retail Services, but it was far from the only major achievement of the year.
Completion of the sales force automation program has given True Value hardware stores a support staff unparalleled in the history of Cotter & Company. Culminating three years of extensive training, the Cotter field staff in 1995 was equipped with personal computers to serve Members more professionally and more productively. Sales and expense guidelines that once took two hours to complete now are accomplished in five or ten minutes.
Departmental productivity analyses that have been offered for years took hours to perform, but now are done in minutes. This new professionalism helps the field staff meet Members' desires for education and training, a desire evidenced by the extraordinary increase in attendance at Friday Market seminars. Total attendance at Friday seminars at the Fall Market topped 4,500, more than double the attendance at previous Markets.
Another new program meeting this need is the PREP (Professional Retail Education Program) conducted jointly with Purdue University and the National Retail Hardware Association. The first class was graduated in August and four classes are scheduled for 1996.

[A picture of a Cotter & Company employee]

CAPTION 14A:
True Value stores get tremendous assistance in store layout and modernization from store planners at National Headquarters.

[A Graphics of a True Value Performance Report]

CAPTION 14B:
trueAdvantage Members report details on sales, margins, expenses and more to Cotter & Company, and in return get a confidential analysis of how their store compares with other similar Members.

[A Graphic for True Advantage]

CAPTION 14C:
One of the key roles of the Retail Development and Operations field staff has been to carry the message of trueAdvantage to Members, emphasizing the benefits the store gains in satisfying customer expectations.

[A Picture of a True Value owner and a Cotter & Company retail support representative]

CAPTION 15A:
When an owner or manager needs expert help in solving problems or beating the competition, that help is as close as his retail support representative, who brings experience and training, augmented by the versatility of his laptop computer.

[A picture of Peter Glen speaking at a market]

CAPTION 15B:
Markets are made exciting by dynamic speakers like Peter Glen, respected throughout retailing as a consultant on customer service and a regular panelist on CNBC business television.

[A picture of a True Value customer]

CAPTION 15C:
 "I shop at True Value because I know I'll find salespeople who can guide me to the right product and help me solve any repair or maintenance problem."
Cathy Matheis
True Value customer
since 1994

[A picture of an early Cotter & Company market]

CAPTION 15D:
Members see the most modern products at their twice-a-year buying markets. This early 1950s photo of a Market at North Pier Terminal depicts the interest generated even in the early years.

PAGE 16:
Cotter & Company 1995 Annual Report
Directors and Officers

Board of Directors

William M. Claypool, III1,2
Claypool True Value Hardware
Needles, CA
(619) 326-2110
Director since 1970
Term expires 1997

Samuel D. Costa, Jr.4
Costa's True Value Hardware
Smethport, PA
(814) 887-5542
Director since 1988
Term expires 1996

Daniel A. Cotter*
President and
Chief Executive Officer
Cotter & Company
Chicago, IL
(312) 695-5000
Director since 1989
Term expires 1996

Leonard C. Farr3
Farr's True Value Hardware
Coos Bay, OR
(503) 267-2137
Director since
1972
Term expires 1996

William M. Halterman3
Halterman's True Value Hardware
Petersburg, WV
(304) 257-4552
Director since 1990
Term expires 1998

Jerrald T. Kabelin, Chairman* Kabelin True Value Hardware
LaPorte, IN
(219) 324-5251
Director since 1985
Term expires 1997

Robert J. Ladner3
Ladner's True Value Hardware
Granite Falls, MN
(612) 564-3130
Director since 1994
Term expires 1997

Lewis W. Moore1,4
Moore's True Value Hardware
Rochelle, IL
(815) 562-7682
Director since 1948
Term expires 1997

Kenneth M. Noble1,4
Noble True Value Hardware
South Glens Falls, NY
(518) 761-6777
Director since 1995
Term expires 1998

Richard L. Schaefer3
Carroll-Ames True Value Hardware
Bryan, OH
(419) 636-1149
Director since 1976
Term expires 1998

George V. Sheffer2,4
Murdale True Value Hardware
Carbondale, IL
(618) 529-3400
Director since 1994
Term expires 1998

Dennis A. Swanson1
Steamboat True Value Hardware
Steamboat Springs, CO
(303) 879-8014
Director since 1995
Term expires 1998

Robert G. Waters1
Waters True Value Hardware
Junction City, KS
(913) 238-3114
Director since 1973
Term expires 1997

John M. West, Jr.2

Gulf Coast True Value Hardware
Englewood, FL
(813) 474-1807
Director since 1991
Term expires 1998

Donald E. Yeager2
Yeager True Value Hardware
Van Buren, AR
(501) 474-5278
Director since 1993
Term expires 1996

Corporate Officers

Daniel A. Cotter
President;
Chief Executive Officer

Steven J. Porter
Executive Vice President;
Chief Operating Officer

Kerry J. Kirby
Vice President, Finance;
Treasurer;
Chief Financial Officer

Karen M. Agnew
Vice President,
Management Services;
Assistant Secretary


Daniel T. Burns
Vice President, Legal
and Human Resources;
Secretary

Danny R. Burton
Vice President, Retail
Development and
Operations/Markets

David W. Christmas
Vice President, Merchandising

Robert F. Johnson
Vice President,
Information Services

Charles L. Kremers
Vice President,
Advertising and Marketing

John P. Semkus
Vice President, Distribution and Transportation



Committee Memberships:

   1- Executive Committee
   2- Long Range Planning Committee
   3- Audit and Finance Committee
   4- Management Development
and Compensation Committee

   *- Ex officio member of all committees

   [A picture of Cotter & Company's Board of Directors]

CAPTION 16A:
(Front, left to right) Ed Yeager, Dan Cotter, Jerry Kabelin, Lew Moore, Dick Schaefer (Center) Sam Costa, Will Halterman, Bob Ladner, Ken Noble, Bob Waters
(Rear) Denny Swanson, Len Farr, Mitch West, Bill Claypool, George Sheffer

FINANCIALS:
        Cotter & Company
        Financial Review
        Revenues

In fiscal year 1995, Cotter & Company revenues were $2,437,002,000, a decrease of 5.3% from fiscal year 1994. This decrease was attributable to the phase-out of the V&S# Variety division and the sale of the General Power Equipment manufacturing division. Comparable sales categories were flat with the prior year due to the soft economy and unusual weather in the United States, combined with the declining sales in Mexico. In addition, the Company expanded the Pinpoint Pricing program which reduced the selling price of many core hardware and related products.

Operations

Overall merchandise gross margins, as a percentage of revenues, decreased for the fourth year in a row. This reduction in gross margin percentage was the result of an expanded Pinpoint Pricing program and the withdrawal from the resigned businesses of V&S# Variety division and General Power Equipment manufacturing division. Warehouse, general and administrative expenses decreased $18,700,000 or 14.0% compared to the prior year. As a percentage of revenue, these expenses were 4.7% in 1995 compared to 5.2% in 1994. The decrease in operating expenses was attributable to continued efforts to reduce operating costs, an expense recovery associated with prior years' favorable risk loss experience and efficiencies derived from the resigned businesses.

Patronage dividend and Member payout

The annual patronage dividend for fiscal year 1995 was $60,140,000 compared to $60,421,000 last year. Despite the slight decrease, active Members will see a significantly higher average patronage dividend return over last year. This is due to the cancellation of V&S# Variety and underperforming Members, which had limited Member participation with the Company during the year. Total Member payout, which includes interest paid semi-annually on previously issued promissory (subordinated) notes in addition to the patronage dividend, totalled $80,767,000 compared to $83,315,000 last year. The sources and components of Member payout for fiscal years 1995 and 1994 are presented in the table below. The patronage dividend paid to each Member will vary depending upon the volume and type of purchases, the method of shipment and extent of participation in each of the source programs listed below. As a result, each Member's patronage dividend will differ slightly from the overall Company averages. In fiscal year 1995, the average dividend percentages from stock, relay and direct shipment purchases were 3.6% (the highest since 1989), 1.5% and 0.4%, respectively. Purchases of Tru-Test Manufacturing and Baltimore Brush products earned Members a manufacturing patronage dividend of 11.9% and 12.3%, respectively, in fiscal year 1995. In fiscal year 1994, the average dividend percentages for stock, relay, direct shipment, Tru-Test Manufacturing and Baltimore Brush purchases were 3.3%, 1.5%, 0.4%, 12.3% and 12.6%, respectively.
The Company considers promissory (subordinated) notes and Class B common stock important parts of its patronage dividend. The 5-year notes provide Members a recurring return on their investment and the Class B common stock provides the Company a source of permanent capital. Reflecting comparable market interest rates, promissory (subordinated) notes issued as part of the fiscal year 1995 patronage dividend bear interest at an annual rate of 7.6% compared to 8.2% in 1994.

MEMBER PAYOUT

                                                Fiscal Year     Fiscal Year
                                                    1995            1994
                                                -----------     -----------
                                                       (000's omitted)
Sources of Member payout:
Patronage dividend from:
        Stock shipments.......................  $37,410         $36,008
        Relay shipments.......................    3,473           4,269
        Direct shipments......................    3,603           3,916
        Tru-Test Manufacturing................   13,276          13,890
        Baltimore Brush.......................    2,378           2,338
                                                -------         -------
        Total patronage dividend..............   60,140          60,421
        Interest paid to Members..............   20,627          22,894
                                                -------         -------

COMPONENTS OF MEMBER PAYOUT

Total Member payout..............................................................       $80,767         $83,315
                                                                                        =======         =======

Components of Member payout:
Cash payout:
        Interest paid to Members.................................................       $20,627         $22,894
        Cash patronage dividend..................................................        18,315          18,383
                                                                                        -------         -------
Total Member cash payout.........................................................        38,942          41,277
Promissory (subordinated) notes..................................................        32,047          27,909
Class B common stock.............................................................         6,422          10,829
Member indebtedness..............................................................         3,356           3,300
                                                                                        -------         -------
Total Member payout..............................................................       $80,767         $83,315
                                                                                        =======         =======


                                Cotter & Company

                           Consolidated Balance Sheet
--------------------------------------------------------------------------------

                                                                                        December 30,    December 31,
                                                                                           1995            1994
                                                                                        ------------    ------------
                                                                                              (000's omitted)
Assets
Current assets:
        Cash and cash equivalents................................................        $ 22,473       $  1,831
        Accounts and notes receivable............................................         287,888        294,663
        Inventories..............................................................         315,311        384,747
        Prepaid expenses.........................................................          11,180          7,861
                                                                                         --------       --------
                Total current assets.............................................         636,852        689,102
Properties owned, less accumulated depreciation..................................         165,683        164,261
Properties under capital leases, less accumulated amortization...................           5,393          4,691
Other assets.....................................................................          11,648         10,731
                                                                                         --------       --------
                Total assets.....................................................        $819,576       $868,785
                                                                                         ========       ========

Liabilities and Capitalization
Current liabilities:
        Accounts payable.........................................................        $297,884       $334,468
        Accrued expenses.........................................................          53,363         45,304
        Short-term borrowings....................................................           2,657          9,329
        Current maturities of notes, long-term debt and lease
                obligations .....................................................          61,634         60,564
        Patronage dividend payable in cash.......................................          18,315         18,383
                                                                                         --------       --------
                Total current liabilities........................................         433,853        468,048
Long-term debt...................................................................          75,449         72,163
Obligations under capital leases.................................................           3,764          3,593
Capitalization:
        Promissory (subordinated) and instalment notes...........................         186,335        199,099

        Redeemable Class A common stock and partially paid subscriptions
                (Authorized 100,000 shares; issued and fully paid
                 52,710 and 63,350 shares).......................................           5,294          6,370
        Redeemable Class B nonvoting common stock and paid-in capital
                (Authorized 2,000,000 shares; issued and fully paid



     1,055,700 and 1,047,756 shares; issuable as partial
     payment of patronage dividends, 62,005 and 104,275 shares)  .....................................     113,062      116,663

Retained earnings ....................................................................................       2,661        3,764
                                                                                                          --------     --------
                                                                                                           307,352      325,896
Foreign currency translation adjustment  .............................................................        (842)        (915)
                                                                                                          --------     --------
   Total capitalization                                                                                    306,510      324,981
                                                                                                          --------     --------
   Total liabilities and capitalization                                                                   $819,576     $868,785
                                                                                                          ========     ========

See Notes to Consolidated Financial Statements.

  Cotter & Company

  CONSOLIDATED STATEMENT OF OPERATIONS




                                                                                                       For the Years Ended
                                                                                              ----------------------------
                                                                                         December 30,  December 31,   January 1,
                                                                                              1995          1994         1994
                                                                                          -----------   -----------    ---------
                                                                                                     (000's omitted)

Revenues ........................................................................          $2,437,002   $2,574,445   $2,420,727
                                                                                           ----------   ----------   ----------
Cost and expenses:
     Cost of revenues ...........................................................           2,234,934    2,351,114    2,202,806
     Warehouse, general and administrative ......................................             114,107      132,759      132,674
     Interest paid to Members ...................................................              20,627       22,894       24,458
Other interest expense  .........................................................               9,298        7,493        7,429
     Gain on sale of properties owned ...........................................               --            (692)      (5,985)
     Other income, net  .........................................................              (1,177)        (604)        (260)
     Income tax expense .........................................................                 176        1,163        2,582
                                                                                           ----------   ----------   ----------
                                                                                            2,377,965    2,514,127    2,363,704
                                                                                           ----------   ----------   ----------
Net margins .....................................................................          $   59,037   $   60,318   $   57,023
                                                                                           ==========   ==========   ==========


See Notes to Consolidated Financial Statements.

  Cotter & Company

  CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                       For the Years Ended
                                                                                              ----------------------------
                                                                                         December 30,  December 31,   January 1,
                                                                                              1995          1994         1994
                                                                                          -----------   -----------    ---------
                                                                                                     (000's omitted)

Operating activities:



    Net margins ..................................................................            $59,037      $60,318      $57,023
    Adjustments to reconcile net margins to cash and cash
      equivalents from operating activities:
      Depreciation and amortization ..............................................             20,706       21,613       21,566
      Provision for losses on accounts and notes
         receivable ..............................................................              3,741        4,233        4,057
    Changes in operating assets and liabilities:
      Accounts and notes receivable  .............................................            (13,921)     (33,112)     (38,605)
      Inventories ................................................................             69,436      (49,145)         183
      Accounts payable  ..........................................................            (36,584)      79,957      (45,070)
      Accrued expenses  ..........................................................              7,552        6,022       (1,143)
      Other adjustments, net .....................................................             (3,327)      (1,223)      (2,679)
                                                                                              -------      -------      -------

         Net cash and cash equivalents provided by
           (used for) operating activities .......................................            106,640       88,663       (4,668)
                                                                                              -------      -------      -------

Investing activities:
    Additions to properties owned ................................................            (24,904)     (21,427)     (13,382)
    Proceeds from sale of properties owned .......................................              5,022        2,174       13,999
    Changes in other assets ......................................................                617        1,132       (3,850)
                                                                                              -------      -------      -------

         Net cash and cash equivalents (used for)
           investing activities ..................................................            (19,265)     (18,121)      (3,233)
                                                                                              -------      -------      -------

Financing activities:
    Payment of annual patronage dividend .........................................            (18,383)     (16,614)     (18,570)
    Payment of notes, long-term debt and lease
      obligations ................................................................            (43,106)     (39,632)     (32,730)
    Proceeds from long-term borrowings  ..........................................              3,000          --           --
    Increase (decrease) in short-term borrowings .................................             (6,672)     (13,851)      23,059
    Purchase of Class A common stock  ............................................             (1,740)        (216)        (470)
    Proceeds from sale of Class A common stock ...................................                168          288          323
                                                                                              -------      -------      -------

         Net cash and cash equivalents (used for)
           financing activities  .................................................            (66,733)     (70,025)     (28,388)
                                                                                              -------      -------      -------

Net increase (decrease) in cash and
    cash equivalents  ............................................................             20,642          517      (36,289)
                                                                                              -------      -------      -------

Cash and cash equivalents at beginning of year ...................................              1,831        1,314       37,603
                                                                                              -------      -------      -------

Cash and cash equivalents at end of year  ........................................            $22,473      $ 1,831      $ 1,314
                                                                                              =======      =======      =======



See Notes to Consolidated Financial Statements.

Cotter & Company

                    Consolidated Statement of Capital Stock
                             and Retained Earnings



                  For the Three Years Ended December 30, 1995

                                                        Common Stock, $100 Par Value
                                                   ---------------------------------------
                                                          Class A               Class B
                                                   ----------------------  ---------------
                                                                                Issued                          Foreign
                                                                                 and                            Currency
                                                                                to be          Retained        Translation
                                                    Issued     Subscribed       Issued         Earnings        Adjustment
                                                   -------     ---------       --------        --------        -----------
                                                                           (000's omitted)
Balances at January 2, 1993 ...................    $ 6,808        $  49        $108,982         $ 1,284          $(932)

Net margins                                                                                      57,023
Foreign currency translation
  adjustment...................................                                                                    262
Patronage dividend ............................                                   7,686         (54,440)
Stock issued for paid-up
  subscriptions................................        312         (312)
Stock subscriptions............................                     308
Stock purchased and retired....................       (532)                      (5,895)
                                                  --------        -----         -------         -------          -----
Balances at January 1, 1994....................      6,588           45         110,773           3,867           (670)

  Net margins..................................                                                  60,318
  Foreign currency translation
    adjustment.................................                                                                   (245)
  Patronage dividend...........................                                  10,829         (60,421)
  Stock issued for paid-up
    subscriptions..............................        275         (275)
  Stock subscriptions..........................                     265
  Stock purchased and retired..................       (528)                      (4,939)
                                                  --------        -----         -------         -------          -----
Balances at December 31, 1994..................      6,335           35         116,663           3,764           (915)

  Net margins..................................                                                  59,037
  Foreign currency translation
    adjustment                                                                                                      73
  Patronage dividend ..........................                                   6,422         (60,140)
  Stock issued for paid-up
    subscriptions..............................        168         (168)
  Stock subscriptions..........................                     156
  Stock purchased and retired..................     (1,232)                     (10,023)
                                                  --------        -----         -------         -------          -----
Balances at December 30, 1995                       $5,271       $   23        $113,062          $2,661          $(842)
                                                  ========        =====         =======         =======          =====


Subscribed Class A common stock amounts are net of unpaid amounts of $1,000 at December 30, 1995 and December 31, 1994, $14,000 at January 1, 1994 and $27,000
at January 2, 1993 (for 240, 360, 590, and 760 shares subscribed, respectively).


See Notes to Consolidated Financial Statements.

        Cotter & Company

        Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

Cotter & Company (the Company) is a Member-owned wholesaler of hardware and related merchandise. The Company also manufactures paint and paint applicators. The Company's goods and services are sold predominantly within the United States, primarily to retailers of hardware and related lines, each of whom has purchased ten shares of the Company's Class A common stock upon becoming a Member. The Company operates in a single industry as a Member-owned wholesaler cooperative. In accordance with the Company's By-laws, the annual patronage dividend is paid to Members out of gross margins from operations and other patronage source income, after deduction for expenses and provisions authorized by the Board of Directors. The significant accounting policies of the Company are summarized below.


Consolidation
The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. The consolidated financial statements also include the accounts of Cotter Canada Hardware and Variety Cooperative, Inc., a Canadian Member-owned wholesaler of hardware, variety and related merchandise, in which the Company has a majority equity interest.

On January 13, 1995, the Company agreed to the sale of certain inventory of its V&S( Variety division to a national wholesaler who has also agreed to supply the majority of the V&S( Stores. Also, on January 31, 1995, the Company sold certain assets of its outdoor power equipment manufacturing division to a nationally recognized company and secured a favorable supply agreement for such equipment. These transactions did not have a material impact on the Company's results of operation or financial position.


Capitalization
The Company's capital (Capitalization) is derived from redeemable Class A voting common stock and retained earnings, together with promissory (subordinated) notes and redeemable Class B nonvoting common stock issued in connection with the Company's annual patronage dividend. The By-laws provide for partially meeting the Company's capital requirements by payment of the year-end patronage dividend, of which at least twenty percent must be paid in cash, and the balance in five-year promissory (subordinated) notes and redeemable $100 par value Class B common stock.

Membership may be terminated without cause by either the Company or the Member upon sixty days' written notice. In the event membership is terminated, the Company undertakes to purchase, and the Member is required to sell to the Company, all of the Member's Class A common stock and Class B common stock at book value. Payment for the Class A common stock will be in cash. Payment for the Class B common stock will be a note payable in five equal annual instalments bearing interest at the same rate per annum as the promissory (subordinated) notes most recently issued as part of the Company's patronage dividend.


Cash equivalents
The Company classifies its temporary investments in highly liquid debt instruments, with an original maturity of three months or less, as cash equivalents.


Inventories
Inventories are stated at the lower of cost, determined on the `first-in, first-out' basis, or market.


Properties
Properties are recorded at cost. Depreciation and amortization are computed by using the straight-line method over the following estimated useful lives: buildings and improvements - 10 to 40 years; machinery and warehouse, office and computer equipment - 5 to 10 years; transportation equipment - 3 to 7 years; and leasehold improvements - the life of the lease without regard to options for renewal.


Retirement plans
The Company sponsors two noncontributory defined benefit retirement plans covering substantially all of its employees. Company contributions to union-sponsored defined contribution plans are based on collectively bargained rates times hours worked. The Company's policy is to fund annually all tax-qualified plans to the extent deductible for income tax purposes.

                                Cotter & Company

                   Notes to Consolidated Financial Statements

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


Reporting year
The Company's reporting year-end is the Saturday closest to December 31.


2. Inventories



Inventories consisted of:
                                            December 30,    December 31,
                                                  1995            1994
                                            -----------     ------------
                                                  (000's omitted)
Manufacturing inventories:
   Raw materials..........................    $  2,139        $ 12,986
   Work-in-process and
    finished goods........................      19,407          60,094
                                              --------        --------
                                                21,546          73,080
Merchandise inventories...................     293,765         311,667
                                              --------        --------
                                              $315,311        $384,747
                                              ========        ========


3. Properties

Properties owned or leased under capital leases consisted of:

                                                   December 30,         December 31,
                                                       1995                1994
                                                   ------------        -------------
                                                 Owned    Leased    Owned       Leased
                                               --------  -------- --------     --------
                                                          (000's omitted)
Buildings and improvements                     $173,568           $168,311     $   --
Machinery and warehouse equipment                60,197      --     79,953         --
Office and computer equipment                    77,340      --     62,868         --
Transportation equipment                         21,076   11,454    22,757      14,556
                                               --------  -------  --------     -------
                                                332,181   11,454   333,889      14,556
Less accumulated depreciation and amortization  178,793    6,061   181,920       9,865
                                               --------  -------  --------     -------
                                                153,388    5,393   151,969       4,691
Land                                             12,295      --     12,292         --
                                               --------  -------  --------     -------
                                               $165,683  $ 5,393  $164,261     $ 4,691
                                               ========  =======  ========     =======

                                Cotter & Company

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

4.  Long Term Debt and Borrowing Arrangements

Long term debt consisted of:



                                                               December 30,    December 31,
                                                                   1995            1994
                                                               ------------   -------------
                                                                    (000's omitted)
Senior note at 8.60% . . . . . . . . . . . . . . . . . .          $49,000        $50,000
Term loans:
    5.97%  . . . . . . . . . . . . . . . . . . . . . . .            3,000            --
    Canadian prime (7.50% and 8.00%, respectively) . . .            3,665          3,565
    Variable (7.60% and 7.20%, respectively)   . . . . .            6,200          6,200
Redeemable (subordinated) term notes:
    6.85%  . . . . . . . . . . . . . . . . . . . . . . .            3,328            --
    6.97%  . . . . . . . . . . . . . . . . . . . . . . .            1,131            --
    7.00%  . . . . . . . . . . . . . . . . . . . . . . .            4,363          4,346
    7.05%  . . . . . . . . . . . . . . . . . . . . . . .            3,054            --
    7.37%  . . . . . . . . . . . . . . . . . . . . . . .            1,491          1,512
    7.61%  . . . . . . . . . . . . . . . . . . . . . . .            3,330          3,540
Industrial Revenue Bonds (5.28%):  . . . . . . . . . . .            4,000          4,000
                                                                  -------        -------
                                                                   82,562         73,163
Less amounts due within one year   . . . . . . . . . . .            7,113          1,000
                                                                  -------        -------
                                                                  $75,449        $72,163
                                                                  =======        =======

Principal payments for the 8.60% senior note are due in incrementally increasing amounts through maturity in 2007. Under the senior note agreement, the Company is required to meet certain financial ratios and covenants.

Principal payments for the 5.97% term loan are due quarterly beginning in 1996 through maturity in 1999. Payments for the other two term loans are due in 1997 and 1999, respectively.

The redeemable (subordinated) term notes were issued in exchange for promissory (subordinated) notes maturing on December 31, 1995 and 1994, that were held by promissory (subordinated) note holders, who do not own the Company's Class A Common Stock. The notes are due in 1996, 1997, 1998 and 1999.

On October 1, 1997, and every three-year period thereafter, the interest rate on the 5.28% industrial revenue bonds will be adjusted based on a bond index. These bonds may be redeemed at face value at either the option of the Company or the bondholders at each interest reset date through maturity in 2003.

Total maturities of long-term debt for fiscal years 1996, 1997, 1998, 1999, 2000 and thereafter are $7,113,000, $12,234,000, $9,211,000, $14,004,000,
$4,000,000 and $36,000,000, respectively.

In addition, the Company has various short-term lines of credit available under informal agreements with lending banks, cancelable by either party under specific circumstances, which amount to $63,000,000 at December 30, 1995. The Company pays commitment fees for these lines. The borrowings under these agreements were $2,657,000 at December 30, 1995 and were at a rate of 7.50%. All of these borrowings were for the Canadian subsidiary. At December 31, 1994, the Company had a weighted average interest rate on short-term borrowings of 6.63% and included both U.S. and Canadian borrowings.

                                Cotter & Company
-------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. CAPITAL LEASES AND OTHER LEASE COMMITMENTS

The Company rents buildings and warehouse, office, computer and transportation equipment under operating and capital leases. The following is a schedule of future minimum lease payments under capital and operating leases, together with the present value of the net minimum lease payments, as of December 30, 1995:

                                                 Capital          Operating
                                                 -------          ---------
                                                      (000's omitted)
Fiscal years
     1996 . . . . . . . . . . . . . . . . . . .    $1,984           $6,832
     1997 . . . . . . . . . . . . . . . . . . .     1,409            9,067
     1998 . . . . . . . . . . . . . . . . . . .     1,135            7,102
     1999 . . . . . . . . . . . . . . . . . . .       800            5,669
     2000 . . . . . . . . . . . . . . . . . . .       305            5,134
     Thereafter . . . . . . . . . . . . . . . .       306           47,599
                                                   ------          -------
Net minimum lease payments  . . . . . . . . . .     5,939          $81,403
                                                                   =======
Less amount representing interest . . . . . . .       314
                                                   ------
Present value of net minimum lease payments . .     5,625
Less amounts due within one year  . . . . . . .     1,861
                                                   ------

                                                   $3,764
                                                   ======


Capitalized leases expire at various dates and generally provide for purchase options but not renewals. Purchase options provide for purchase prices at either fair market value or a stated value which is related to the lessor's book value at expiration of the lease term.

Rent expense under operating leases was as follows:
                                     December 30,    December 31,    January 1,
                                        1995            1994              1994
                                     -----------    ------------    ----------
                                                 (000's omitted)
Minimum rent . . . . . . . . . .      $ 9,553          $8,487          $8,174
Contingent rent  . . . . . . . .          510             611             575
                                      -------          ------          ------
                                      $10,063          $9,098          $8,749
                                      =======          ======          ======

6. CAPITALIZATION

Promissory (subordinated) and instalment notes consisted of:

                                                                      December 30,         December 31,
                                                                          1995                1994
                                                                      -----------        ------------
                                                                            (000's omitted)
Promissory (subordinated) notes -
        Due on December 31, 1995--7.50% . . . . . . . . . . . . .       $     --          $  20,783
        Due on December 31, 1995--10.00%  . . . . . . . . . . . .             --             35,355
        Due on December 31, 1996--6.00%   . . . . . . . . . . . .          23,588            24,888
        Due on December 31, 1996--9.50%   . . . . . . . . . . . .          27,029            28,436
        Due on December 31, 1997--10.00%  . . . . . . . . . . . .          16,660            17,579
        Due on December 31, 1997--7.87%   . . . . . . . . . . . .          15,616            16,793
        Due on December 31, 1998--7.47%   . . . . . . . . . . . .          16,461               --
        Due on December 31, 1998--8.00%   . . . . . . . . . . . .          27,048            28,512
        Due on December 31, 1999--8.00%   . . . . . . . . . . . .          25,470            27,030
        Due on  December 31, 1999--8.20% (issued in 1995) . . . .          25,327            27,909
        Due on December 31, 2000--6.50%   . . . . . . . . . . . .          23,996            25,628
        Due on December 31, 2000--7.58% (to be issued)  . . . . .          32,047              --
        Instalment notes at interest rates of
                6.50% to 10.00% with maturities through 1999  . .           5,753             4,010
                                                                         --------         ---------
                                                                          238,995           256,923




Less amounts due within one year..............     52,660          57,824
                                                 --------        --------
                                                 $186,335        $199,099
                                                 ========        ========



                                Cotter & Company

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The promissory notes are issued principally in payment of the annual patronage dividend. Promissory notes are subordinated to indebtedness to banking institutions, trade creditors and other indebtedness of the Company as specified by its Board of Directors. Notes to be issued relate to the patronage dividend which is distributed after the end of the year. Prior experience indicates that the maturities of a significant portion of the notes due within one year are extended, for a three year period, at interest rates substantially equivalent to competitive market rates of comparable instruments. The Company anticipates that this practice will continue.

Total maturities of promissory and instalment notes for fiscal years 1996, 1997, 1998, 1999 and 2000 are $52,660,000, $34,007,000, $44,772,000,
$51,514,000 and $56,042,000, respectively.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to the uncertainty of the ultimate maturities of the promissory (subordinated) notes, management believes it is impracticable to estimate their fair value. The carrying amounts of the Company's other financial instruments approximate fair value. Fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rate for similar borrowings.

8.  INCOME TAXES

At December 30, 1995, the Company has alternative minimum tax credit carryforwards of approximately $900,000 which do not expire. The carryforwards are available to offset future federal tax liabilities.

Significant components of the Company's deferred tax assets and liabilities as of December 30,1995 resulted primarily from alternative minimum tax credit carryforwards and temporary differences between income tax and financial reporting for depreciation, vacation pay and contributions to fund retirement plans.

Significant components of the provision (benefit) for income taxes are as follows:

                                    For the Years Ended
                          --------------------------------------
                          December 30, December 31,   January 1,
                             1995          1994          1994
                          ------------ ------------   ----------
                                      (000's omitted)
Current:
        Federal...........   $(363)       $  486       $  343
        State.............     379           462           22
        Foreign...........     273           278          237
                            ------        ------      -------
        Total current.....     289         1,226          602
                            ------        ------      -------

Deferred:
        Federal...........    (145)         (147)       1,582
        State.............     (26)          (26)         317
        Foreign...........      58           110           81
                            ------        ------      -------
        Total deferred....    (113)         ( 63)       1,980
                            ------        ------      -------
                              $176        $1,163       $2,582
                            ======        ======      =======



                                Cotter & Company

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company operates as a nonexempt cooperative and is allowed a deduction in determining its taxable income for amounts paid as patronage dividend based on margins from business done with or for Members. The reconciliation of income tax expense to income tax computed at the U.S. federal statutory tax rate of 35% in fiscal year 1995, 1994 and 1993 is as follows:

                                                               For the Years Ended
                                                     --------------------------------------
                                                     December 30, December 31,   January 1,
                                                        1995          1994          1994
                                                     ------------ ------------   ----------
                                                                 (000's omitted)
Tax at U.S. statutory rate......................       $20,725      $21,518        $20,862
Effects of:
        Patronage dividend......................       (21,049)     (21,147)       (19,054)
        State income taxes, net of federal
          tax benefit...........................           229          283            220
        Other, net..............................           271          509            554
                                                      --------     --------       --------
                                                      $    176     $  1,163       $  2,582
                                                      ========     ========       ========


9. CASH FLOW

The Company's noncash financing and investing activities in fiscal year 1995 include acquisition of transportation equipment by entering into capital leases and the acquisition of property for resale. These transactions aggregate $4,008,000. In addition, the annual patronage dividend and promissory (subordinated) note renewals relating to noncash operating and financing activities are as follows:

                                                               For the Years Ended
                                                     --------------------------------------
                                                     December 30, December 31,   January 1,
                                                        1995          1994          1994
                                                     ------------ ------------   ----------
                                                                 (000's omitted)
Patronage dividend payable in cash.............        $18,315      $18,383       $ 16,614
Promissory (subordinated) notes................         23,536       23,213         20,852
Class B nonvoting common stock.................         (2,592)       5,900          2,086
Instalment notes...............................          5,972        3,058          2,939
Member indebtedness............................         14,909        9,867         11,949
                                                      --------     --------       --------
                                                       $60,140      $60,421        $54,440
                                                      ========     ========       ========

Note renewals..................................        $23,974      $26,191        $27,187
                                                      ========     ========       ========


Cash paid for interest during fiscal years 1995, 1994 and 1993 totaled $29,624,000, $30,583,000 and $32,056,000, respectively. Cash paid for income taxes during fiscal years 1995, 1994 and 1993 totaled $1,012,000, $1,709,000 and $1,387,000, respectively.



                                Cotter & Company

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. RETIREMENT PLANS

The components of net pension cost for the Company administered pension plans consisted of:

                                                               For the Years Ended
                                                     --------------------------------------
                                                     December 30, December 31,   January 1,
                                                        1995          1994          1994
                                                     ------------ ------------   ----------
                                                                 (000's omitted)
Income:
        Actual return (loss) on plan assets.......     $25,564      ($1,543)        $7,486
        Amortization of excess plan assets........         914          920            920
                                                      --------     --------       --------
                                                        26,478         (623)         8,406
                                                      --------     --------       --------
Expenses:
        Service cost-benefits earned during year..       4,152        4,765          4,556
        Interest on projected benefit obligation..       7,242        6,736          6,266
        Deferral of excess (deficiency) of actual
          over estimated return on plan assets....      18,021       (8,815)         1,042
                                                      --------     --------       --------

                                                        29,415        2,686         11,864
                                                      --------     --------       --------
        Net pension cost..........................     $ 2,937      $ 3,309        $ 3,458
                                                      ========     ========       ========

The discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.25% and 4.50%, respectively, in 1995, 8.50% and 4.50%, respectively, in fiscal year 1994 and 7.50% and 4.50%, respectively, in fiscal year 1993. These changes in actuarial assumptions did not have a material impact on net pension cost for fiscal year 1995 and the Company does not anticipate that these changes will have a material impact on net pension cost in future years. In fiscal years 1995, 1994 and 1993, the expected long-term rate of return on assets was 9.50%. During 1995, the Company amended its pension plan. This amendment had no material impact on the projected benefit obligation.
Plan assets are composed primarily of corporate equity and debt securities. Benefits are based on years of service and the employee's compensation during the last ten years of employment, offset by a percentage of Social Security retirement benefits.

                                                                                 December 30,        December 31,
                                                                                     1995                1994
                                                                                 ------------        ------------
                                                                                         (000's omitted)
Assets:
        Total plan assets at fair value........................................    $104,396             $80,046
                                                                                   ========             =======
Obligations:
        Accumulated benefit obligations -
                Vested.........................................................    $ 77,435             $53,055
                Non-vested.....................................................      10,830               7,683
        Effect of projected compensation increases.............................      21,730              19,924
                                                                                   --------             -------
        Total projected benefit obligations....................................     109,995              80,662
                                                                                   --------             -------

Net excess assets (liabilities):
        Unrecognized -
                Unamortized excess assets at original date.....................       7,673               8,643
                Net actuarial gain (loss)......................................      (3,793)                565
                Prior service costs............................................      (4,017)             (5,313)
        Recognized accrued pension cost .......................................      (5,462)             (4,511)
                                                                                   --------             -------
        Total net excess assets (liabilities)..................................      (5,599)               (616)
                                                                                   --------             -------
Total obligations and net excess assets (liabilities)..........................    $104,396             $80,046
                                                                                   ========             =======

The Company also participates in union-sponsored defined contribution plans. Pension costs related to these plans were $720,000, $757,000, and $702,000 for fiscal years 1995, 1994 and 1993, respectively.

                         REPORT OF INDEPENDENT AUDITORS



To the Members and the Board of Directors
Cotter & Company


Cotter & Company

We have audited the accompanying consolidated balance sheets of Cotter & Company as of December 30, 1995 and December 31, 1994, and the related consolidated statements of operations, cash flows and capital stock and retained earnings for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cotter & Company at December 30, 1995 and December 31, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 1995 in conformity with generally accepted accounting principles.


(ERNST & YOUNG STAMP HERE)



Chicago, Illinois
February 12, 1996


                                Cotter & Company

                            Selected Financial Data




                                                       For the Fiscal Years
                                              ----------------------------------------
                                   1995          1994           1993            1992            1991
                               ----------     ----------     ----------     ----------      ----------
                                                          (000's omitted)
Revenues                       $2,437,002     $2,574,445     $2,420,727     $2,356,468      $2,139,887

Gross margins                  $  202,068     $  223,331     $  217,921     $  216,608      $  197,745

Net margins                    $   59,037     $   60,318     $   57,023     $   60,629      $   59,425

Total assets                   $  819,576     $  868,785     $  803,528     $  833,372      $  763,109

Member payout:
   Patronage dividend          $   60,140     $   60,421     $   54,440     $   60,901      $   60,339
   Interest paid to Members        20,627         22,894         24,458         25,716          26,006
                               ----------     ----------     ----------     ----------      ----------

                               $   80,767     $   83,315     $   78,898     $   86,617      $   86,345
                               ----------     ----------     ----------     ----------      ----------

Member cash payout:
   Patronage dividend in cash  $   18,315     $   18,383     $   16,614     $   18,570      $   18,423
   Interest paid to Members        20,627         22,894         24,458         25,716          26,006
                               ----------     ----------     ----------     ----------      ----------

                                             $ 38,942     $ 41,277     $ 41,072    $ 44,286     $ 44,429
                                            ---------    ---------    ---------   ---------    ---------
Member investment:
        Promissory (subordinated) and
                instalment notes             $186,335     $199,099     $217,996    $235,695     $235,289
        Redeemable Class A
                common stock                    5,294        6,370        6,633       6,857        7,077

Redeemable Class B
                common stock                  113,062      116,663      110,773     108,982      104,151
                                            ---------    ---------    ---------   ---------    ---------
                                             $304,691     $322,132     $335,402    $351,534     $346,517
                                            =========    =========    =========   =========    =========



INSIDE BACK COVER:
Our Vision: To be the best company our Members can do business with by consistently exceeding their expectations. Our Mission: To maximize our participating Members' profitability and growth by aggressively providing cost-effective, innovative products, programs and services.


BACK COVER:
(Cotter & Company logo) 8600 West Bryn Mawr Avenue, Chicago, Illinois
60631-3505